Exhibit 99.1

FOR IMMEDIATE RELEASE	June 25, 2012

Micromem Begins To Review Commercialization Options Of Its Aerial Exploration Platform

Toronto, New York, June 25, 2012: Micromem Technologies Inc. (“Micromem”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc.(“MAST”), announces it has successfully completed field trials of its aerial natural resource exploration platform. The 6 channel fully integrated passive EM receiver (Ex, Ey, Ez, Bx, By, Bz) acquires electric and magnetic field data at very low frequency and at very high data rate. Recent trials validated magnetic target acquisition in 1000 meters of sea water. Tests were run on the western US coast line by overflying a designated grid pattern with known magnetic targets under water.

Dr. Mari Mes of NEMT, who has been acting as a geophysical consultant stated: “I am very pleased that MAST have assimilated from various trials and clients, the key design and functionality that will be incorporated into the commercial exploration platform. The MAST sensor front end to the radio/receiver is well positioned to allow the targeted faint, pico-Tesla level magnetic signals to be accurately detected in routine noisy environmental and atmospheric noise.”

Steven Van Fleet, President of MAST stated: “We’ve had the developmental design and proof of concept product reviewed, critiqued and redesigned with the input of seven industry partners with the result that we now have a product that is relevant to the industry after several changes to the earlier design functionality. Through this time consuming effort with clients, we have amassed a clear definition of what performance specifications are required to meet business needs. We have incorporated this invaluable feedback into our finalized product design. I am pleased that we are now commencing commercialization of the aerial platform. One of the key breakthroughs during this evaluation phase has been the decision to integrate into our sensor platform, enhanced sensor functionality allowing us magnetic sensitivity less than 0.8 pT @ 1Hz. This sensitivity is world class for this type of sensing platform, particularly given the fact that we provide this in a three axis format, allowing the exploration firm greater resolution and accuracy in mapping out exploratory grid patterns.”

Joe Fuda, CEO of Micromem stated “Having this device follow right on the heels of our recent announcement of bringing the GSI Westwind product from hand built devices in a lab into routine assembly line production is gratifying. To now be in a position to assess the best opportunity to deploy the Aerial Exploration Platform is a big milestone for this technology.”

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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